UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         AUXILIUM PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    05334D107
                                 (CUSIP Number)

                          Adele Kittredge Murray, Esq.
                    Perseus-Soros BioPharmaceutical Fund, LP
                         888 Seventh Avenue, 30th Floor
                               New York, NY 10106
                            Tel. No.: (212) 651-6380
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  June 30, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

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CUSIP No. 05334D107              SCHEDULE 13D                       Page 2 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              4,182,333 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY              ----------------------------------------
                   EACH                 9     SOLE DISPOSITIVE POWER
                 REPORTING                    4,182,333 (1)
                  PERSON               ----------------------------------------
                  WITH                 10     SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,182,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 3 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              4,182,333 (1)
                 NUMBER OF             -----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY             -----------------------------------------
                    EACH                9     SOLE DISPOSITIVE POWER
                 REPORTING                    4,182,333 (1)
                   PERSON              -----------------------------------------
                    WITH                10    SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,182,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 4 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 4,182,333 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             4,182,333 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,182,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 5 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 4,182,333 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             4,182,333 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,182,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 6 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SFM AH LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 4,182,333 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             4,182,333 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,182,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 7 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 4,211,833 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             4,211,833 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,211,833 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 29,500 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 8 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                                       -----------------------------------------
                  NUMBER OF            8     SHARED VOTING POWER
                   SHARES                    4,211,833 (1)
                BENEFICIALLY           -----------------------------------------
                  OWNED BY             9     SOLE DISPOSITIVE POWER
                    EACH                     0
                  REPORTING            -----------------------------------------
                   PERSON              10    SHARED DISPOSITIVE POWER
                    WITH                     4,211,833 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,211,833 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------


------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 29,500 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 9 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                       -----------------------------------------
                   NUMBER OF            8     SHARED VOTING POWER
                    SHARES                    4,211,833 (1)
                 BENEFICIALLY          -----------------------------------------
                   OWNED BY             9     SOLE DISPOSITIVE POWER
                     EACH                     0
                   REPORTING           -----------------------------------------
                    PERSON              10    SHARED DISPOSITIVE POWER
                     WITH                     4,211,833 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,211,833 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA
--------------------------------------------------------------------------------


------------

(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 29,500 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 10 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                        ----------------------------------------
                 NUMBER OF              8     SHARED VOTING POWER
                   SHARES                     4,182,333 (1)
                BENEFICIALLY            ----------------------------------------
                  OWNED BY              9     SOLE DISPOSITIVE POWER
                    EACH                      0
                 REPORTING              ----------------------------------------
                   PERSON               10    SHARED DISPOSITIVE POWER
                    WITH                      4,182,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,182,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.2% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 11 of 17
--------------------------------------------------------------------------------

               Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 28, 2004 (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Auxilium Pharmaceuticals, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer.

               Item 1 is hereby amended and restated as follows:

               "This Schedule 13D relates to the Common Stock. The address of the principal executive office of the Company is 40 Valley Stream Parkway, Malvern, Pennsylvania 19355."


Item 2.  Identity and Background.

               (a), (b), (c) and (f).

               The first paragraph of these sections is hereby amended and restated as follows:

               "This Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser"); (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners"); (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners"); (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation");
(v) SFM AH, LLC, a Delaware limited liability company ("SFM AH"); (vi) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"); (vii) Mr. Frank H. Pearl ("Mr. Pearl"); (viii) Mr. George Soros ("Mr. Soros"); and
(ix) Soros Fund Management LLC., a Delaware limited liability company ("SFM LLC")."

               The sections are hereby amended by adding the following:

               "On October 21, 2004, Perseus EC merged into Perseuspur. On such date, Perseus EC ceased to be a Reporting Person."

               (d) and (e).

               The first paragraph of these sections is hereby amended and restated as follows:

               "On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 12 of 17
--------------------------------------------------------------------------------

Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros intends to file a further appeal at the French Cour de Cassation and, if that appeal is not successful, an additional action with the European Court of Justice. Mr. Soros elected to provide the foregoing information on a voluntary basis."


Item 3.  Source and Amount of Funds or Other Consideration.

               No material change.


Item 4.  Purpose of Transaction.

               Item 4 is hereby amended by adding the following:

               "On June 30, 2005, the Purchaser made a private investment in the Company and purchased 612,089 shares of the Company's Common Stock and warrants (the "2005 Warrants") to purchase 153,022 shares of the Company's Common Stock pursuant to a Securities Purchase Agreement dated June 28, 2005 (the "2005 Purchase Agreement"). Under the 2005 Purchase Agreement, the Purchaser has registration rights with respect to the purchased shares of Common Stock and the shares issuable upon exercise of the 2005 Warrants.

               Registration Rights

               Pursuant to the 2005 Purchase Agreement, the Company agreed to file with the Securities and Exchange Commission (the "SEC"), at its expense within 45 days after June 30, 2005 (the "Closing Date"), a registration statement (the "Registration Statement") related to the Common Stock issued to the Purchaser or the Common Stock issuable upon exercise of the 2005 Warrants (the "Registrable Securities"). The Company agreed to have such Registration Statement declared effective by the SEC within 105 days after the Closing Date. The 2005 Purchase Agreement includes other customary terms related to registration expenses and indemnification. In the event that the Registration Statement is not (i) filed within 45 days after the Closing Date (the "Filing Date") or (ii) declared effective within 60 days after the Filing Date, then the Company must pay the Purchaser 0.0333% of its aggregate purchase price for the shares of Common Stock and 2005 Warrants, for each day the Company has not complied with the foregoing. In addition, in the event that the Company must suspend the use of the Registration Statement for greater than 45 consecutive days or more than a total of 60 days in any 12 month period, then the Company must pay the Purchaser 0.0333% of its aggregate purchase price for the shares of Common Stock and 2005 Warrants, for each day that the use of the Registration Statement has been suspended. The

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 13 of 17
--------------------------------------------------------------------------------

Company has agreed to keep the Registration Statement effective until the earliest of (i) two years after the effective date of the Registration Statement, (ii) the date that Registrable Securities become eligible for resale pursuant to Rule 144(k) under the Securities Act of 1933 or (iii) the date the Registrable Securities have been sold. The foregoing description of the 2005 Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which is attached hereto as Exhibit 7 and is incorporated herein by reference in response to this Item 4.

               2005 Warrants

               The Common Stock underlying the 2005 Warrants may be purchased at a price per share equal to $5.84 (the "2005 Exercise Price"). The 2005 Exercise Price may be paid (i) in cash or (ii) cashless, by reducing the number of shares of Common Stock issuable upon the exercise of the 2005 Warrants having a fair market value to such 2005 Exercise Price, all in accordance with the terms of the 2005 Warrants. The 2005 Warrants are exerciseable at any time, or from time to time, from the date of issuance, June 30, 2005, until June 30, 2010. The 2005 Warrants provide for customary adjustments upon the occurrence of stock dividends, stock splits, mergers and consolidations and other pro rata events. The foregoing description of the 2005 Warrants does not purport to be complete and is qualified in its entirety by the terms of Warrant Agreement, dated June 30, 2005, which is attached hereto as Exhibit 8 and is incorporated herein by reference in response to this Item 4."


Item 5.  Interest in Securities of the Issuer.

               (a) Item 5 is hereby amended and restated in its entirety as follows:

                       "(a) As set forth above, the Purchaser beneficially owns 3,877,403 shares of Common Stock and warrants to purchase an aggregate of 304,930 shares of Common Stock. Each of the New Warrants and the 2005 Warrants are exercisable at any time until their expiration date. Accordingly, as of the date hereof and after giving effect to the exercise of the warrant, each of the Reporting Persons, except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own an aggregate of 4,182,333 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company that there were 29,057,635 shares of Common Stock outstanding as of the Closing Date, this represents approximately 14.2% of the outstanding shares of Common Stock. As of the date hereof, Options to purchase 29,500 shares of Common Stock have vested or will vest within 60 days. Accordingly, as of the date hereof and after giving effect to the exercise of the warrants and the

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 14 of 17
--------------------------------------------------------------------------------

Options, SFM LLC, Mr. Soros and Mr. Pearl each may be deemed to beneficially own an aggregate of 4,211,833 shares of Common Stock. Based on the above calculations and information, this represents approximately 14.3% of the outstanding shares of Common Stock."

               (b) Item 5(b) is hereby amended and restated in its entirety as follows:

                       "(i)     Each of the Purchaser and Perseus-Soros Partners
may be deemed to have sole power to direct the voting and disposition of the 4,182,333 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                       (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 4,182,333 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                       (iii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of SFM LLC, Mr. Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 29,500 shares of Common Stock issuable upon exercise of Options that have vested on or within 60 days of the date hereof."

               (c)      Item 5(c) is hereby amended by adding the following:

                       "On June 30, 2005, the Purchaser purchased 612,089 shares of the Company's Common Stock and warrants to purchase 153,022 shares of the Company's Common Stock in a private transaction for an aggregate purchase price of $3,000,001.22."

               (d)      No material change.

               (e)      No material change.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Item 6 is hereby amended by adding the following:

               "As described in Item 4, the Purchaser has purchased 612,089 shares of the Company's Common Stock and the 2005 Warrants to purchase 153,022 shares of the Company's Common Stock pursuant to the 2005 Purchase Agreement. The Item 4 disclosure relating to the 2005 Purchase Agreement and the 2005 Warrants is incorporated by reference into this Item 6."

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 15 of 17
--------------------------------------------------------------------------------


Item 7.  Material To Be Filed as Exhibits.

               Exhibit 6:    Joint Filing Agreement, dated July 6, 2005, among
                             (i) Perseus-Soros BioPharmaceutical Fund, LP, (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, L.P.,
                             (v) SFM AH LLC, (vi) Frank H. Pearl, (vii) George Soros, (viii) Soros Fund Management LLC and (ix) Perseuspur, LLC.

               Exhibit 7:    Securities Purchase Agreement, dated June 28, 2005.

               Exhibit 8:    Warrant Agreement, dated June 29, 2005.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 16 of 17
--------------------------------------------------------------------------------


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2005

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ---------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ---------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUSPUR, L.L.C.

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 17 of 17
--------------------------------------------------------------------------------


                                MR. FRANK H. PEARL

                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ---------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ---------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel


                                MR. GEORGE SOROS

                                By:     /s/  Jay Schoenfarber
                                        ---------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ Jay Schoenfarber
                                        ---------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel